SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

(650) 628-1500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Diane Holt Frankle, Esq.

William H. Hoffman, Esq.

John G. Saia, Esq.

DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$74,861,085	$8,010.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,543,265 shares of common stock of Electronic Arts Inc. that have an aggregate value of $74,861,085 as of August 15, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 28, 2005, equals $107.00 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$8,010.14 Schedule TO-I File No. 005-40740	Filing Party: Electronic Arts Inc. Date Filed: August 16, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Electronic Arts Inc. (the “Company”) with the Securities and Exchange Commission on August 16, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on August 25, 2006 (collectively, the “Schedule TO”), relating to an offer by the Company to exchange certain outstanding eligible stock options to purchase shares of the Company’s common stock, par value $0.01 per share, for restricted shares of common stock or restricted stock units that will be granted under the Company’s 2000 Equity Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

The information, including all schedules and annexes thereto, which was previously filed with the Schedule TO is hereby expressly incorporated herein by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 2 is made to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following:

“The offer to exchange made by the Company pursuant to Schedule TO expired at 9:00 p.m., Pacific Time, on September 15, 2006. Pursuant to the offer, the Company accepted for exchange options to purchase an aggregate of 1,776,280 shares of our common stock, representing 50% of options for approximately 3,544,000 shares that were eligible to be tendered in the offer to exchange. Subject to the terms and conditions of the offer to exchange, the Company will grant a maximum of 444,135 restricted shares of common stock or restricted stock units in exchange for such tendered options.”

ITEM 12. EXHIBITS

EXHIBIT	DESCRIPTION OF EXHIBIT

† (a)(l)(A)	Offer to Exchange, dated August 16, 2006.

† (a)(1)(B)	Form of Election Form

† (a)(1)(C)	Form of Online Election Form

† (a)(1)(D)	Form of Notice of Withdrawal

† (a)(1)(E)	Form of Online Notice of Withdrawal

† (a)(1)(F)	Form of Individual Statement of Options

† (a)(1)(G)	Form of Online Individual Statement of Options

† (a)(1)(H)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(I)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(J)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

† (a)(1)(K)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(L)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan and related offer document and addendum

† (a)(1)(M)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated August 16, 2006, regarding “Announcement of Option Exchange Offer”

† (a)(1)(N)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

† (a)(1)(O)	Form of Reminder of Expiration of Option Exchange Offer

† (a)(1)(P)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer

† (a)(1)(Q)	Form of Confirmation of Participation in the Option Exchange Offer

† (a)(1)(R)	Form of Communication Regarding the Results of the Option Exchange Offer

† (a)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on June 12, 2006 and incorporated herein by reference

† (a)(1)(T)	Disclosure contained in the Company’s Current Report on Form 8-K dated and filed on July 13, 2006, and incorporated herein by reference

† (a)(1)(U)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 8, 2006 and incorporated herein by reference

† (a)(1)(V)	Form of Communication Regarding Model Election and Pre-Tax Relative Values

(b)	Not applicable

† (d)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(4)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(H) above)

† (d)(5)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(I) above)

† (d)(6)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(J) above)

† (d)(7)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(K) above)

† (d)(8)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan, including offering document and addendum

† (d)(9)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan, (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

† (d)(10)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation, (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(11)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(12)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

† (d)(13)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.39 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

(h)	Not applicable

†	Exhibit previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By:	/s/ Stephen G. Bené
Stephen G. Bené
Senior Vice President, General Counsel and Secretary

Dated: September 18, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

† (a)(l)(A)	Offer to Exchange, dated August 16, 2006.

† (a)(1)(B)	Form of Election Form

† (a)(1)(C)	Form of Online Election Form

† (a)(1)(D)	Form of Notice of Withdrawal

† (a)(1)(E)	Form of Online Notice of Withdrawal

† (a)(1)(F)	Form of Individual Statement of Options

† (a)(1)(G)	Form of Online Individual Statement of Options

† (a)(1)(H)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(I)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(J)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

† (a)(1)(K)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

† (a)(1)(L)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan and related offer document and addendum

† (a)(1)(M)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated August 16, 2006, regarding “Announcement of Option Exchange Offer”

† (a)(1)(N)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

† (a)(1)(O)	Form of Reminder of Expiration of Option Exchange Offer

† (a)(1)(P)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer

† (a)(1)(Q)	Form of Confirmation of Participation in the Option Exchange Offer

† (a)(1)(R)	Form of Communication Regarding the Results of the Option Exchange Offer

† (a)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on June 12, 2006 and incorporated herein by reference

† (a)(1)(T)	Disclosure contained in the Company’s Current Report on Form 8-K dated and filed on July 13, 2006, and incorporated herein by reference

† (a)(1)(U)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 8, 2006 and incorporated herein by reference

† (a)(1)(V)	Form of Communication Regarding Model Election and Pre-Tax Relative Values

(b)	Not applicable

† (d)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

† (d)(4)	Form of Restricted Stock Unit Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(H) above)

† (d)(5)	Form of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(I) above)

† (d)(6)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(J) above)

† (d)(7)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(K) above)

† (d)(8)	Form of Restricted Stock Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan, including offering document and addendum

† (d)(9)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan, (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

† (d)(10)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation, (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(11)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

† (d)(12)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

† (d)(13)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.39 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

(h)	Not applicable

†	Exhibit previously filed.